SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07023413

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 07 2007
WASH., D.C.
190

April 30, 2007

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

SUPPL

Please find enclosed our Press Releases published April 10, 12, 20 and 27, 2007.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

dw 5/10

Published	Item	Document name	Required by
April 10, 2007	Press Release	Skanska to build office development in London for SEK 933 M	law and by the listing agreement with Stockholm Stock Exchange
April 10, 2007	Press release	Skanska awarded a college building contract in San Antonio, Texas, amounting to USD 43.5 M, SEK 305 M	law and by the listing agreement with Stockholm Stock Exchange
April 10, 2007	Press release	Skanska to build an office and retail Center in the US for USD 44 M, About SEK 308 M	law and by the listing agreement with Stockholm Stock Exchange
April 12, 2007	Press release	Skanska to construct propane plant in Brazil for USD 76.3 M, about SEK 535 M	law and by the listing agreement with Stockholm Stock Exchange
April 12, 2007	Press release	Skanska secures construction contract in Stavanger for NOK 400 M, SEK 460 M	law and by the listing agreement with Stockholm Stock Exchange
April 20, 2007	Press release	Invitation to telephone conference	law and by the listing agreement with Stockholm Stock Exchange
April 27, 2007	Press release	Three Month Report, January-March 2007	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

April 10, 2007

Skanska to build office development in London for SEK 933 M

Skanska has been awarded a contract to construct an office building in London. The contract amount is GBP 68 M, SEK 933 M, which is included in order bookings for the first quarter of 2007. The customer is Hermes Real Estate.

The project is an eight-floor building comprising 21,000 square meters of lettable office space located in Gresham Street in the City of London.

Skanska was able to secure the contract through combining the company's skills in commercial construction as well as mechanical and electrical engineering to offer the customer a complete, integrated solution.

Work begins on site immediately, with completion set for September 2008.

Skanska UK reported revenues of SEK 12.3 billion in 2006, with about 5,000 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

April 10, 2007

Skanska awarded a college building contract in San Antonio, Texas, amounting to USD 43.5 M, SEK 305 M

Skanska has been awarded the construction management contract for a new building on the St. Philips College campus in San Antonio, Texas. The contract amount is USD 43.5 M, SEK 305 M, which will be included in order bookings for the first quarter of 2007. The client is the Alamo Community Colleges.

The project comprises a three-story building with a concrete frame structure. The total gross building area is 20,000 square meters.

The new building will house the Nursing and Allied Health Career Center, Learning Resource Center and an enrollment center. St. Philips College, founded 1898, is one of the fastest growing in Texas with a semester enrollment of more than 10,000 students.

Construction work has begun and the project is expected to be completed in the fall 2008.

Skanska USA Building is a leading provider of construction, pre-construction consulting, general contracting and design-build services in the US to a broad range of industries, including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,600 employees. Sales in 2006 amounted to about SEK 30 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

April 10, 2007

Skanska to build an office and retail center in the US for USD 44 M, about SEK 308 M

Skanska has been contracted to build an office and retail center in the US. The contract amount is USD 44 M, about SEK 308 M, which is included in the order bookings for the first quarter.

The project involves a 14-story office building which will include five levels of below grade parking, first floor retail space and a second floor "great room" common area. The total gross building area is approximately 35,000 square meters.

Work has begun and is scheduled to be completed in July 2008.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, electronics, infrastructure, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,600 employees. The company reported sales in 2006 of about SEK 30 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at <u>www.skanska.com</u>

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

April 12, 2007

Skanska to construct propane plant in Brazil for USD 76.3 M, about SEK 535 M

Skanska has secured a contract to build a propane production unit at Presidente Getúlio Vargas Refinery (REPAR) in Brazil. The total contract value is USD 109 M. Skanska's share is 70 percent, USD 76.3 M, or about SEK 535 M, which will be included in order bookings for the second quarter of 2007.

The customer is Petrobras, the state-owned Brazilian oil company that is one of Skanska's repeat customers in Latin America.

The work relates to the construction of a propane unit with the capacity to produce 180,000 tons per year. The scope of the contract includes detailed engineering, procurement, civil and electromechanical construction and assembly, commissioning and start-up assistance of the plant. The refinery is located near Curitiba in the south of Brazil.

The project will start immediately and is scheduled for completion in 25 months. The partner in the consortium is the Brazilian engineering company Engevix.

Skanska Latin America has extensive experience in refinery works and in the last two years has carried out major similar projects for the same client at some of the most important refineries in Brazil, such as REFAP and REDUC.

Skanska Latin America is one of the continent's leading construction companies and one of Skanska's most profitable units. Operations focus primarily on construction, operations and services for the international energy industry. In 2006, the company had some 11,000 employees and sales of SEK 3.7 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel: + 46 70 543 88 38

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

April 12, 2007

Skanska secures construction contract in Stavanger for NOK 400 M, SEK 460 M

Skanska has been contracted to construct a combined office and housing project in Stavanger, Norway The contract amount is NOK 400 M, about SEK 460 M. The order amount will be included in order bookings for the second quarter of 2007. The customer is Øvre Straen AS.

The project comprises a seven-storey building for offices and housing. The total floor space, including levels below ground, is 36,500 square meters.

The project is being started immediately, with completion scheduled for January 2010.

Skanska Norway is active in building construction and civil engineering projects. The unit has some 4,300 employees. Skanska is also active in the development of residential projects and in PPP projects. In 2006 Skanska in Norway reported sales amounting to about SEK 10.6 billion.

For further information please contact:

Geir Linge, Head of Communications, Skanska Norway, tel +47 4000 6400
Peter Gimbe, Press Officer, Skanska AB, +46 70 543 88 38

This and previous releases can also be found at www.skanska.com

SKANSKA

Stockholm, April 20, 2007

Invitation to telephone conference

Skanska will publish its Three Month Report 2007 on Friday, April 27.
Please note that the date has been changed.

The telephone conference begins at CET 11.00 am (UK 10.00 am, US Eastern 05.00 am). Skanska's President and CEO Stuart Graham and Hans Biörck, Chief Financial Officer will at this time present the report and thereafter respond to questions.

To participate in the conference, please register via https://eventreg1.conferencing.com/inv/reg.html?Acc=486718&Conf=145580. If you are unable to participate, there will be a replay facility available for five days immediately following the teleconference. The number to dial is +46 8 505 203 33, code 745120.

The Interim Report will be published at approximately 08.30 CET. A slide presentation will be made available on the Skanska Group's website www.skanska.com before the telephone conference.

After the conference there will be possibilities for individual meetings with Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than April 25.

If you have any practical questions regarding the telephone conference, please contact Marianne Bergström, +46 8 753 88 75 or by mail to marianne.bergstrom@skanska.se.

Looking forward to your participation.

Anders Lilja
Senior Vice President Investor Relations

Karin Lepasoon
Senior Vice President Communications

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public Company (publ)

PRESS RELEASE

Three Month Report, January–March 2007

Group highlights

SEK M	Jan-Mar 2007	Jan-Mar 2006
Revenue	28,520	26,803
of which revenue from divestments of properties in Commercial Development	*186*	*606*
Operating income	779	610
of which gains from divestments of properties in Commercial Development	*97*	*209*
Income after financial items	851	668
Profit for the period	605	494
Earnings per share for the period, SEK	1.43	1.18
Capital employed, SEK bn	25.3	21.7
Equity, SEK bn	20.4	16.5
Interest-bearing net receivables (+)/net debt (-), SEK bn	10.6	10.7
Return on capital employed, % [1]	23.0	21.1
Return on equity, % [1]	20.4	21.2
Operating cash flow before change in interest-bearing assets and liabilities	-108	-589
Order bookings, SEK bn [2]	39.7	27.4
Order backlog, SEK bn [2]	150.5	129.0

1 Rolling 12 months
2 Refers to Construction

January–March 2007 compared to January–March 2006

- Revenue amounted to SEK 28.5 billion (26.8). In Construction, revenue rose by 13 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 779 M (610).
- The operating margin in Construction increased to 2.4 (1.9) percent.
- In Residential Development, the operating income increased in most units. For the business stream as a whole, the operating income amounted to SEK 246 M (149) and the operating margin increased to 12.0 (9.5) percent.
- During the report period, commercial properties with a value of SEK 186 M (606) were divested, with capital gains amounting to SEK 97 M (209).
- Income after financial items amounted to SEK 851 M (668).
- Profit for the report period amounted to SEK 605 M (494), and earnings per share totaled SEK 1.43 (1.18).
- Operating cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -108 M (-589).
- Order bookings increased by 45 percent and amounted to SEK 39.7 billion (27.4). Adjusted for currency rate effects, order bookings increased by 53 percent.
- Order backlog totaled SEK 150.5 billion (129.0), equivalent to 15 (13) months of construction.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +45 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, telephone +46 8 753 88 01
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, telephone +46 8 753 88 74
Peter Gimbe, Press Officer, Skanska AB, telephone +46 8 753 88 38, cell phone +46 70 543 88 38

This report will also be presented in a telephone conference call at 11:00 a.m. CET on April 27. Skanska's President and CEO Stuart Graham and CFO Hans Biörck will present the report and answer questions. To participate in the conference call, please register at the following website: https://eventreg1.conferencing.com/inv/reg.html?Acc=486718&Conf=145580
For five business days after the conference call, it will be possible to listen to a recording at telephone +46 8 505 203 33, code 745120.

This and previous releases can also be found at www.skanska.com

Comments from Skanska's President and CEO Stuart Graham:

- The first quarter provided a strong opening for 2007. Operating income in Construction increased by 38 percent compared to the same period last year, and our business units in Finland and Poland significantly improved their earnings. Order bookings of nearly SEK 40 billion shows the present strength of the construction market, where the only real restraining factor is that in many markets, the construction industry is working at close to its capacity ceiling. The cost trend for certain materials and labor is increasing.
- In the Nordic portion of our Residential Development operations, both housing starts and sales rose. In Sweden and Norway, the increase was especially large. Compared to the same period of last year, margins also improved. During the quarter, we remained net investors in order to continue our growth as a residential developer.
- In the Commercial Development business stream, we signed new leases for more than 60,000 square meters (645,000 square feet) of space. The market outlook is good for both the development and leasing of new projects.
- In Infrastructure Development, we still have relatively few projects that have reached the phase when they are generating profits and our organization is dimensioned to create new projects. Apart from results from projects in operation, profits in this business stream will come from the divestiture of projects. In the meantime and until we make such divestments, our unrealized development gains continue to grow, in the first quarter by SEK 300 M.

Market outlook

Construction

The outlook for building construction is positive in Skanska's main markets and especially in the Nordic markets. In these markets, retailing remains one of the strongest sectors.

The trend in the Nordic as well as the Central European civil construction markets remains positive, with expectations of a strong 2007. The outlook for U.S. civil construction remains positive, especially in New York.

Both building and civil construction are being affected by shortages of both human resources and certain materials such as prefabricated elements.

Residential Development

In Sweden, residential construction is increasing, although a shortage of prefabricated elements is having a restraining effect. In Finland and Norway, volume remains at a high level. The Danish market is showing clear signs of oversupply. In the Czech Republic, the housing market is showing good demand, but the lengthy permitting processes are adversely affecting operations.

Commercial Development

Vacancy rates in modern properties in the Scandinavian and Central European office markets are declining. As a consequence of gradually increasing project activity, investments are growing. In Scandinavia as well as Central Europe, there is continued good demand from the investor market for properties with efficient space in the right locations and with high occupancy rates. The yield requirements of property investors remain at a low level in all markets where Skanska carries out commercial development, leading to a very good market for divestments.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the U.K. is still large, and in the school sector the market is growing. In Skanska's other European markets, the supply of projects is more limited. The new Swedish government has indicated a positive attitude toward PPP projects, which might mean that opportunities will also open in this market in the medium term. The timing of U.S. PPP projects continues to be uncertain.

Order bookings and backlog in Construction, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings rose by 45 percent compared to the first quarter of last year and amounted to SEK 39.7 billion (27.4). Adjusted for currency rate effects, order bookings increased by 53 percent.

During the first quarter of 2007, Skanska's American operations obtained a number of major new assignments. The largest of these assignments is for the construction of a new stadium for two American football teams, the New York Jets and the New York Giants. The contract sum amounts to USD 998 M, equivalent to about SEK 7 billion. Skanska USA Building was also contracted to build a casino for about SEK 840 M for the Snoqualmie Indian tribe in the state of Washington. In addition, the same unit was awarded a contract to build a combined shopping and office complex for about SEK 925 M.

During the quarter, Skanska USA Civil received two large assignments. One is a contract to widen a stretch of State Route 60 in California, amounting to approximately SEK 790 M. The other is to manage and carry out construction of the new Second Avenue Subway Line on Manhattan's East Side in New York City. Skanska's share of the contract totals about SEK 885 M.

Skanska UK was awarded two major office projects in London. The contract amount for the first, the renovation and extension of an existing office building, totals about SEK 690 M. The other project is for the construction of an eight-story office building, and the contract value is about SEK 930 M.

In Norway, Skanska secured a contract to construct a multistory parking garage under water in central Oslo for about SEK 880 M. Skanska Norway was also contracted to build a new section of a railroad west of Oslo, worth about SEK 550 M.

In Brazil, Skanska received a contract to build a thermoelectric power plant outside São Paolo. Skanska's share of the project is equivalent to about SEK 950 M.

Order backlog

Order backlog increased by 17 percent and totaled SEK 150.5 billion (129.0) at the end of the first quarter. Adjusted for currency rate effects, order backlog rose by 21 percent. Order backlog was equivalent to about 15 (13) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Mar 2007	Jan-Mar 2006
Revenue		
Construction	27,522	25,333
Residential Development	2,042	1,561
Commercial Development	265	702
Infrastructure Development	8	24
Central and eliminations	-1,317	-817
Skanska Group	**28,520**	**26,803**
Operating income		
Construction	664	481
Residential Development	246	149
Commercial Development[1]	76	205
Infrastructure Development	-96	-52
Central	-123	-149
Eliminations[1]	12	-24
Operating income	**779**	**610**
Net interest items	118	48
Change in fair value	-26	-7
Other net financial items	-20	17
Net financial items	**72**	**58**
Income after financial items	**851**	**668**
Taxes	-246	-174
Profit for the period	**605**	**494**
Attributable to		
Equity holders	600	494
Minority interest	5	0
Earnings per share for the period	1.43	1.18

1 Of which gains from divestments of commercial properties reported in:

Commercial Development	97	209
Eliminations	0	0

Revenue increased by 6 percent and totaled SEK 28.5 billion (26.8). Adjusted for currency rate effects, revenue was up by 11 percent. Revenue of the Construction business stream rose by 13 percent in local currencies.

Operating income amounted to SEK 779 M (610). Currency rates had a negative impact of SEK 25 M on operating income.

In the Construction business stream, operating income totaled SEK 664 M (481). The operating margin rose to 2.4 (1.9) percent, and most units showed good earnings.

In Residential Development, operating income climbed by 65 percent to SEK 246 M (149). The operating margin in this business stream increased to 12.0 (9.5) percent.

Operating income in the Commercial Development business stream totaled SEK 76 M (205). Gains from property divestments amounted to SEK 97 M (209). For ongoing projects that are divested, Skanska applies the percentage of completion principle. Included in gains from property divestments were SEK 33 M attributable to these projects.

The operating income of the Infrastructure Development business stream amounted to SEK -96 M (-52). Bidding costs for new projects, especially in the United States, is the main explanation for the lower earnings.

Net interest income amounted to SEK 118 M (48). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 14 M (9). The net change in the market value of financial instruments amounted to SEK -26 M (-7). Other financial items totaled SEK -20 M (17) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 851 M (668). Taxes for the period amounted to SEK -246 M (-174), equivalent to a tax rate of about 29 (26) percent. Profit for the period amounted to SEK 605 M (494). Earnings per share for the period amounted to SEK 1.43 (1.18).

Investments and divestments

SEK M	Jan-Mar 2007	Jan-Mar 2006
Investments	-2,478	-1,447
Divestments	1,418	1,931
Net investments[1]	-1,060	484
1 Of which strategic investments/divestments	-48	2

In the Construction business stream, investments rose to SEK -483 M (-310). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK -351 M (-103). During the period, depreciation of property, plant and equipment totaled SEK -267 M (-267). The acquisition of the Slovakian company Stamart that was announced during the fourth quarter 2006 is included under strategic investments.

In Residential Development, investments increased to SEK -1,495 M (-700), of which approximately SEK 800 M was related to acquisitions of land equivalent to about 2,500 building rights. On a net basis, the number of building rights rose during the period by about 1,300 units. Net investments in Residential Development operations totaled SEK -418 M (327).

In Commercial Development, investments rose to SEK -489 M (-367). Of this, about SEK 70 M was related to investments in land for new development. Divestments in the form of sale of completed properties and ongoing projects decreased to SEK 186 M (606). Net investments in Commercial Development totaled SEK -303 M (239).

Investments in Infrastructure Development amounted to SEK -8 M (-31), and divestments totaled SEK 0 M (10). In the comparative period of 2006, Skanska divested part of its holding in Maputo Port, Mozambique. Net investments in Infrastructure Development totaled SEK -8 M (-21).

The Group's total investments amounted to SEK -2,478 M (-1,447). Divestments totaled SEK 1,418 M (1,931), and the Group's net investments amounted to SEK -1,060 M (484).

Operating cash flow and changes in interest-bearing net debt/receivables

SEK M	Jan-Mar 2007	Jan-Mar 2006
Cash flow from business operations and net strategic investments by business stream		
Construction	882	-63
Residential Development	-319	-39
Commercial Development	-234	268
Infrastructure Development	-78	-43
Central and eliminations	-203	-280
Cash flow before taxes, financing operations and dividends	**48**	**-157**
Taxes paid	-243	-461
Net interest items and other financial items	91	28
Dividend etc.	-4	1
Cash flow before change in interest-bearing assets and liabilities	**-108**	**-589**
Translation differences, net receivables/net debt	122	-39
Change in pension liability	114	271
Reclassification, interest-bearing net receivables/net debt	0	-35
Interest-bearing liabilities acquired/divested	6	0
Other changes, interest-bearing net receivables/net debt	47	-51
Change in interest-bearing net receivables/net debt	**181**	**-443**

Cash flow before taxes, financing activities and dividends amounted to SEK 48 M (-157).

In Construction, cash flow amounted to SEK 882 M (-63). The positive change is mainly explained by the reduction in working capital of SEK 408 M (-744) during the first quarter. In Residential Development, cash flow decreased to SEK -319 M (-39), primarily as a consequence of increased investments in projects and in land for new development. Commercial Development reported a cash flow amounting to SEK -234 M (268). The decrease was mainly an effect of lower divestment volume of projects and completed properties, as well as increased investments in ongoing projects. In Infrastructure Development, cash flow from business operations totaled SEK -78 M (-43).

Taxes paid amounted to SEK -243 M (-461). Dividends and adjustments of minority interest amounted to SEK -4 M (-1). The dividend that the Annual Shareholders' Meeting of Skanska approved was disbursed during the second quarter and will be reported in cash flow for the period April-June. Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -108 M (-589).

Financial position

During the period, the Group's interest-bearing net cash surplus increased by SEK 181 M, amounting to SEK 10.6 billion (December 31, 2006: 10.4) at the end of the first quarter. Interest-bearing loans plus interest-bearing pensions totaled SEK 4.8 billion (December 31, 2006: 5.1). Of this amount, "Interest-bearing pensions and provisions" totaled SEK 1.4 billion (December 31, 2006: 1.7).

At the end of the period, capital employed amounted to SEK 25.3 billion (December 31, 2006: 24.4).

The equity of the Group totaled SEK 20.4 billion (December 31, 2006: 19.3). The net debt/equity ratio amounted to -0.5 (December 31, 2006: -0.5) and the equity/assets ratio was 28.1 (December 31, 2006: 27.1) percent.

Total assets in the consolidated balance sheet amounted to SEK 72.7 billion (December 31, 2006: 71.3). This sum was influenced by positive currency rate effects of SEK 1.4 billion.

The carrying amount of current-asset properties totaled SEK 13.1 billion (December 31, 2006: 11.8), of which Commercial Development current-asset properties accounted for SEK 6.0 billion (December 31, 2006: 5.6). See the table on page 14.

Surplus values in the Infrastructure Development and Commercial Development business streams

At the end of the period, the adjusted appraisal of market values in Infrastructure Development showed surplus values on the Group level of SEK 4.0 billion (December 31, 2006: 3.7). See page 15 for more details.

The appraisal of market values in Commercial Development showed surplus values of SEK 2.1 billion (December 31, 2006: 2.0). See page 14 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Mar 2007	Jan-Mar 2006	Mar 31 2007	Mar 31 2006	Dec 31 2006
U.S. dollar	7.01	7.78	7.03	6.86	6.86
British pound	13.71	13.62	13.76	13.47	13.47
Norwegian crown	1.13	1.17	1.15	1.10	1.10
Euro	9.19	9.35	9.35	9.04	9.04

Personnel

The average number of employees in the Group was 58,009 (52,700).

Accounting principles

This Interim Report has been prepared in compliance with IAS 34, "Interim Financial Reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2006.

Other matters

Alleged collusive anti-competitive practices

The main hearings in the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices were completed in February, and a ruling is expected to be issued during the second quarter of 2007. The main hearings in the corresponding Finnish case were completed in December 2006, and a ruling is expected to be issued in the summer of 2007.

Events after the close of the report period

The Annual Meeting took place after the close of the report period. For this reason, the dividend was not recognized in the quarterly financial statements.

Financial reports during the 2007 financial year

Skanska has stopped printing and distributing interim reports. Only the Annual Report is printed and distributed. The interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports during 2007 will be published on the following dates:

July 26, 2007	Six Month Report
November 1	Nine Month Report

Solna, April 27, 2007

STUART E. GRAHAM

President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

TOTAL GROUP

SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Revenue	28,520	26,803	127,320	125,603
Cost of sales	-26,055	-24,536	-115,739	-114,220
Gross income	**2,465**	**2,267**	**11,581**	**11,383**
Selling and administrative expenses	-1,767	-1,668	-7,084	-6,985
Income from disposal of discontinued operations	0	0	0	0
Income from joint ventures and associated companies	81	11	434	364
Operating income	**779**	**610**	**4,931**	**4,762**
Financial income [1]	156	109	513	466
Financial expenses [1]	-84	-51	-277	-244
Income from associated companies [1]	0	0	1	1
Net financial items	**72**	**58**	**237**	**223**
Income after financial items	**851**	**668**	**5,168**	**4,985**
Taxes	-246	-174	-1,402	-1,330
Profit for the period	**605**	**494**	**3,766**	**3,655**
Attributable to:				
Equity holders	600	494	3,741	3,635
Minority interest	5	0	25	20
Key financial figures				
Earnings per share, SEK	1.43	1.18	8.94	8.68
Average number of shares [2]	418,553,072	418,553,072	418,553,072	418,553,072
Number of own shares	4,500,000	4,500,000	4,500,000	4,500,000
Depreciation, non-current assets	-296	-285	-1,158	-1,147
Impairment loss, goodwill	0	0	0	0
Return on capital employed, % [2]	23.0	21.1		23
Return on equity, % [2]	20.4	21.2		19
Average number of employees	58,009	52,700		56,085
1 of which				
Interest income	156	74	488	406
Interest expenses	-38	-26	-119	-107
Net interest	118	48	369	299
Change in fair value	-26	-7	-137	-118
Other net financial items	-20	17	5	42
Net financial items	72	58	237	223

2 Rolling 12 months

SUMMARY CASH FLOW STATEMENT SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Cash flow from operating activities	237	350	4304	3717
Cash flow from investing activities	-219	-505	-2914	-3200
Cash flow from financing activities	49	-481	-2330	-2860
Cash flow for the period	**67**	**-1336**	**-940**	**-2343**

CHANGES IN EQUITY SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Opening balance	19,337	18,587	16,540	18,587
Attributable to equity holders				
Dividend	0	-2,721	0	-2,721
Translation differences	399	14	-294	-679
Effects of actuarial gains and losses on pensions, IAS 19	89	207	383	501
Equity-settled share-based payments, IFRS 2	17	3	32	18
Effects of IAS 39 hedge accounting	-28	-46	0	-18
Change, minority interest	0	2	-8	-6
Profit for the period attributable to				
Equity holders	600	494	3,741	3,635
Minority	5	0	25	20
Closing balance	**20,419**	**16,540**	**20,419**	**19,337**

Group net investments

SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
OPERATIONS - INVESTMENTS				
Intangible assets	-8	-18	-28	-38
Property, plant and equipment	-390	-289	-1,829	-1,728
Assets in Infrastructure Development	-8	-32	-262	-286
Shares and participations	-15	0	-18	-3
Current-asset properties	-2,007	-1,103	-7,968	-7,064
of which Residential Development	*-1,482*	*-737*	*-5,898*	*-5,153*
of which Commercial Development	*-489*	*-367*	*-1,761*	*-1,639*
of which other commercial properties	*-36*	*1*	*-309*	*-272*
Investments	**-2,428**	**-1,442**	**-10,105**	**-9,119**
OPERATIONS - DIVESTMENTS				
Intangible assets	0	5	-3	2
Property, plant and equipment	92	64	524	496
Assets in Infrastructure Development	0	10	182	192
Shares and participations	0	3	1	4
Current-asset properties	1,324	1,842	7,293	7,811
of which Residential Development	*1,077*	*1,128*	*4,404*	*4,455*
of which Commercial Development	*186*	*606*	*2,546*	*2,966*
of which other commercial properties	*61*	*108*	*343*	*390*
Divestments	**1,416**	**1,924**	**7,997**	**8,505**
Net investments in operations	**-1,012**	**482**	**-2,108**	**-614**
STRATEGIC INVESTMENTS				
Businesses	-50	-5	-728	-683
Shares and participations	0	0	0	0
Strategic investments	**-50**	**-5**	**-728**	**-683**
STRATEGIC DIVESTMENTS				
Businesses	2	0	142	140
Shares and participations	0	7	4	11
Strategic divestments	**2**	**7**	**146**	**151**
Net strategic investments	**-48**	**2**	**-582**	**-532**
TOTAL NET INVESTMENTS	**-1,060**	**484**	**-2,690**	**-1,146**
Depreciation, non-current assets	-296	-285	-1,158	-1,147

Consolidated operating cash flow statement

SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Cash flow from business operations before change in working capital	490	611	3,361	3,482
Change in working capital	650	-1,328	2,068	90
Net investments in business operations	-1,012	482	-2,108	-614
Cash flow adjustment, net investments	-32	76	300	408
Taxes paid in business operations	-199	-453	-786	-1,040
Cash flow from business operations	**-103**	**-612**	**2,835**	**2,326**
Net interest items and other net financial items	91	28	153	90
Taxes paid in financing operations	-27	-8	-46	-27
Cash flow from financing activities	**64**	**20**	**107**	**63**
CASH FLOW FROM OPERATIONS	**-39**	**-592**	**2,942**	**2,389**
Net strategic investments	-48	2	-582	-532
Taxes paid on strategic divestments	-17	0	-17	0
Cash flow from strategic investments	**-65**	**2**	**-599**	**-532**
Dividend etc.	-4	1	-2,717	-2,712
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-108**	**-589**	**-374**	**-855**
Change in interest-bearing receivables and liabilities	175	-747	-566	-1,488
CASH FLOW FOR THE PERIOD	**67**	**-1,336**	**-940**	**-2,343**
Cash and cash equivalents at the beginning of the period	10,970	13,678	12,273	13,678
Reclassification in cash and cash equivalents	0	0	0	0
Exchange rate differences in cash and cash equivalents	69	-69	-227	-365
Cash and cash equivalents at the end of the period	**11,106**	**12,273**	**11,106**	**10,970**
Change in interest-bearing net receivables/net debt	181	-443	-110	-734

Balance sheet

SEK M	Mar 31 2007	Mar 31 2006	Dec 31 2006
ASSETS			
Non-current assets			
Property, plant and equipment	5,668	4,976	5,457
Goodwill	4,662	4,148	4,490
Intangible assets	730	623	740
Investments in joint ventures and associated companies	2,007	1,811	1,894
Financial non-current assets [1, 3]	942	1,987	1,500
Deferred tax assets	1,382	1,692	1,976
Total non-current assets	**15,391**	**15,237**	**16,057**
Current assets			
Current-asset properties [2]	13,096	10,454	11,827
Inventories	508	459	484
Financial current assets [3]	3,606	1,630	3,154
Tax assets	503	484	330
Gross amount due from customers for contract work	6,211	5,997	5,222
Trade and other receivables	22,295	21,252	23,263
Cash equivalents	3,320	4,232	2,131
Cash	*7,786*	*8,041*	*8,839*
Total current assets	**57,325**	**52,549**	**55,250**
TOTAL ASSETS	**72,716**	**67,786**	**71,307**
of which interest-bearing non-current assets	*844*	*1,904*	*1,433*
of which other interest-bearing current assets	*14,557*	*13,875*	*14,008*
Total interest-bearing assets	*15,401*	*15,779*	*15,441*
EQUITY			
Equity attributable to equity holders	20,267	16,405	19,190
Minority interest	152	135	147
Total equity	**20,419**	**16,540**	**19,337**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities [3]	2,421	2,362	2,039
Pensions	1,233	2,134	1,556
Deferred tax liabilities	2,365	2,268	2,892
Non-current provisions	119	157	119
Total non-current liabilities	**6,138**	**6,921**	**6,606**
Current liabilities			
Financial current liabilities [3]	1,196	565	1,396
Tax liabilities	803	486	728
Current provisions	3,587	3,061	3,476
Gross amount due to customers for contract work	12,932	12,743	11,357
Trade and other payables	27,641	27,470	28,407
Total current liabilities	**46,159**	**44,325**	**45,364**
TOTAL EQUITY AND LIABILITIES	**72,716**	**67,786**	**71,307**
of which interest-bearing financial liabilities	*3,471*	*2,820*	*3,369*
of which interest-bearing pensions and provisions	*1,372*	*2,291*	*1,695*
Total interest-bearing liabilities	*4,843*	*5,111*	*5,064*
Key financial figures			
Capital employed, closing balance	25,262	21,651	24,401
Capital employed, average	23,577	23,086	23,132
Equity/assets ratio, %	28.1	24.4	27.1
Interest-bearing net receivables (+)/net debt (-), SEK m	10,558	10,668	10,377
Debt/equity ratio	-0.5	-0.6	-0.5
1 of which shares	87	66	59
2 Current-asset properties			
Commercial Development	5,997	5,792	5,583
Other commercial properties	1,006	1,170	956
Residential Development	6,094	3,492	5,288
	13,096	10,454	11,827
3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:			
Financial non-current assets	11	17	8
Financial current assets	155	28	116
Financial non-current liabilities	0	3	6
Financial current liabilities	146	104	61

Note Contingent liabilities

Contingent liabilities amounted to SEK 5.9 billion on March 31, 2007 (Dec 31, 2006: 6.3). During the period the liabilities decreased by SEK 0.4 billion.

Regarding tax cases, court and arbitration proceedings, major ongoing legal proceedings were described in Note 33 in the Annual Report of 2006.

Business streams

Construction

SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Revenue	27,522	25,333	120,899	118,710
Gross income	**2,021**	**1,832**	**9,185**	**8,996**
Selling and administrative expenses	-1,368	-1,358	-5,732	-5,722
Income from joint ventures and associated companies	11	7	66	62
Operating income	**664**	**481**	**3,519**	**3,336**
Investments	-483	-310	-2,872	-2,699
Divestments	152	207	949	1,004
Net investments	**-331**	**-103**	**-1,923**	**-1,695**
Cash flow from operations before investments and change in working capital	824	758	4,323	4,257
Change in working capital	408	-744	1,362	210
Net investments in operations	-283	-106	-1,289	-1,112
Cash flow adjustment, net investments	-19	27	-53	-7
Operating cash flow from business operations [1]	930	-65	4,343	3,348
Net strategic investments	-48	2	-633	-583
Cash flow	**882**	**-63**	**3,710**	**2,765**
Gross margin, %	7.3	7.2	7.6	7.6
Selling and administrative expenses, %	-5.0	-5.4	-4.7	-4.8
Operating margin %	2.4	1.9	2.9	2.8
Capital employed, SEK bn	1.6	2.7		2.5
Return on capital employed (RoCE), % [2]	>100	70.0		>100
Order bookings, SEK bn	39.7	27.4	146.4	134.1
Order backlog, SEK bn	150.5	129.0		135.1
Employees	56,658	50,690		54,480

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Residential Development

SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Revenue	2,042	1,561	7,269	6,788
Gross income	**321**	**234**	**1,318**	**1,231**
Selling and administrative expenses	-140	-94	-478	-432
Income from joint ventures and associated companies	65	9	109	53
Operating income	**246**	**149**	**949**	**852**
Investments	-1,495	-700	-5,840	-5,045
Divestments	1,077	1,027	4,217	4,167
Net investments	**-418**	**327**	**-1,623**	**-878**
Cash flow from operations before investments and change in working capital	-92	-15	-274	-197
Change in working capital	292	-406	982	284
Net investments in operations	-418	327	-1,623	-878
Cash flow adjustment, net investments	-101	55	169	325
Operating cash flow from business operations [1]	-319	-39	-746	-466
Net strategic investments	0	0	0	0
Cash flow	**-319**	**-39**	**-746**	**-466**
Operating margin, %	12.0	9.5	13.1	12.6
Capital employed, SEK bn	4.7	2.9		3.7
Return on capital employed (RoCE), % [2]	27.3	26.3		27.5
Employees	526	439		467.0

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Revenue	265	702	2,988	3,425
Gross income	**132**	**260**	**1,294**	**1,422**
Selling and administrative expenses	-57	-55	-237	-235
Income from joint ventures and associated companies	1	0	24	23
Operating income	**76**	**205**	**1,081**	**1,210**
of which gain from divestments of properties[1]	97	209	1,148	1,260
of which operating net, completed properties[2]	30	43	89	102
of which write-downs/reversal of write-downs	0	0	0	0
			0	0
Investments	-489	-367	-1,793	-1,671
Divestments	186	606	2,664	3,084
Net investments	**-303**	**239**	**871**	**1,413**
Cash flow from operations before investments and change in working capital	-20	-8	-84	-72
Change in working capital	1	42	-234	-193
Net investments in operations	-303	239	871	1,413
Cash flow adjustment, net investments	88	-5	183	90
Operating cash flow from business operations[3]	-234	268	736	1,238
Net strategic investments	0	0	0	0
Cash flow	**-234**	**268**	**736**	**1,238**
Capital employed, SEK bn	6.0	5.7		5.8
Return on capital employed (RoCE), %[4]	18.9	19.4		21.1
Employees	131	129		135
1 Additional gain included in eliminations was	0	0	-40	40

2 After selling and administrative expenses

3 Before taxes, financing operations and dividends

4 Rolling 12 months

Infrastructure Development

SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Revenue	8	24	135	151
Gross income	**-48**	**-8**	**-65**	**-25**
Selling and administrative expenses	-47	-35	-198	-186
Income from joint ventures and associated companies	-1	-9	211	203
Operating income	**-96**	**-52**	**-52**	**-8**
of which gains from divestments of shares in projects[1]	0	2	116	118
	0			
Investments	-8	-31	-263	-286
Divestments	0	10	182	192
Net investments	**-8**	**-21**	**-81**	**-94**
Cash flow from operations before investments and change in working capital	-78	-28	-188	-138
Change in working capital	8	6	150	148
Net investments in operations	-8	-21	-81	-94
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations[2]	-78	-43	-119	-84
Net strategic investments	0	0	0	0
Cash flow	**-78**	**-43**	**-119**	**-84**
Capital employed, SEK bn	2.5	2.5		2.4
Return on capital employed (RoCE), %[3]	-1.5	-1.9		0.6
Employees	115	100		103
1 Additional gain included in eliminations was	4	0	11	7

2 Before taxes, financing operations and dividends

3 Rolling 12 months

Construction, by business/reporting unit

SEK M	Revenue Jan-Mar 2007	Revenue Jan-Mar 2006	Revenue Apr 2006-Mar 2007	Revenue Jan-Dec 2006
Sweden	6,093	5,349	24,867	24,423
Norway	2,957	2,687	10,906	10,636
Denmark	768	850	3,743	3,825
Finland	1,872	1,561	8,696	8,385
Poland	1,095	722	7,202	6,829
Czech Republic	1,764	1,561	11,482	11,279
UK	3,888	2,661	13,539	12,312
USA Building	6,025	7,047	26,715	27,737
USA Civil	2,161	1,955	10,033	9,827
Latin America	899	940	3,716	3,757
Total	**27,522**	**25,333**	**120,899**	**118,710**

	Operating income				Operating margin, %			
SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Sweden	223	172	1,151	1,100	3.7	3.2	4.6	4.6
Norway	91	87	449	445	3.1	3.2	4.1	4.2
Denmark	1	9	-326	-318	0.1	1.1	-8.7	-8.3
Finland	57	8	240	191	3.0	0.5	2.8	2.3
Poland	36	-2	307	269	3.3	-0.3	4.3	3.9
Czech Republic	9	0	341	332	0.5	0.0	3.0	2.9
UK	101	74	439	412	2.6	2.8	3.2	3.3
USA Building	49	51	275	277	0.8	0.7	1.0	1.0
USA Civil	53	35	478	460	2.5	1.8	4.8	4.7
Latin America	44	47	165	168	4.9	5.0	4.4	4.5
Total	**664**	**481**	**3,519**	**3,336**	**2.4**	**1.9**	**2.9**	**2.8**

	Order backlog			Order bookings			
SEK M	Mar 31 2007	Mar 31 2006	Dec 31 2005	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Sweden	20,464	17,516	19,705	6,784	6,736	27,560	27,512
Norway	11,468	9,144	9,713	4,190	3,137	13,425	12,372
Denmark	2,544	2,623	2,013	1,222	1,294	3,673	3,745
Finland	6,973	6,440	7,009	1,599	2,098	9,127	9,626
Poland	6,414	7,709	5,848	1,496	1,397	5,762	5,663
Czech Republic	12,674	14,532	13,093	1,155	3,385	9,445	11,675
UK	32,157	16,541	31,793	3,573	2,001	25,271	23,699
USA Building	34,855	33,900	26,125	14,109	5,045	34,156	25,092
USA Civil	19,061	17,409	17,068	3,739	1,365	13,468	11,094
Latin America	3,843	3,157	2,739	1,830	973	4,504	3,647
Total	**150,453**	**128,971**	**135,106**	**39,697**	**27,431**	**146,391**	**134,125**

Residential Development, by business/reporting unit

	Revenue				Operating income[1]			
SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006
Sweden	837	613	2,844	2,620	81	48	331	298
Norway	481	366	1,687	1,572	51	30	184	163
Denmark	313	59	790	536	65	5	156	96
Finland	312	451	1,435	1,574	36	54	203	221
Czech Republic	99	72	513	486	13	12	75	74
Total	2,042	1,561	7,269	6,788	246	149	949	852

	Operating margin, %[1]				Return on capital employed[2]		
SEK M	Jan-Mar 2007	Jan-Mar 2006	Apr 2006-Mar 2007	Jan-Dec 2006	Apr 2006-Mar 2007	Apr 2005-Mar 2006	Jan-Dec 2006
Sweden	9.7	7.8	11.6	11.4	79.3	>100	>100
Norway	10.6	8.2	10.9	10.4	14.0	11.3	12.9
Denmark	20.8	8.5	19.7	17.9	26.6	4.8	23.3
Finland	11.5	12.0	14.1	14.0	23.0	26.9	24.2
Czech Republic	13.1	16.7	14.6	15.2	26.1	23.0	26.0
Total	12.0	9.5	13.1	12.6	27.3	26.3	27.5

1 Development gain only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of the period, there were 5,906 (5,387) residential units under construction. Of these, 80 (82) percent were sold. The number of completed unsold residential units totaled 127 (99). During the first quarter, construction started on 985 (1,151) units. In the Nordic countries, the number of residential units started was 985 (854), while in the Czech Republic they totaled 0 (297). The number of residential units sold during the period was 1,179 (1,203). In the Nordic countries, the number of units sold totaled 1,148 (1,203), while sales of residential units in the Czech Republic totaled 31 (227) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 6.1 billion (December 31, 2006: 5.3). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties ("Land bank") was SEK 4.7 billion. This was equivalent to building rights for about 20,200 residential units. There were also about 2,700 building rights in associated companies.

Breakdown of carrying amount, current-asset properties, March 31, 2007

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	203	2,952	97	3,252
Ongoing projects	1,208	1,202	78	2,488
Undeveloped land and development properties	4,683	1,843	830	7,356
Total	6,094	5,997	1,005	13,096

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value, Dec 31, 2006	Occupancy rate, %
Completed projects	2952	2952	4087	75
Ongoing projects	1,202	3,365	4,327	38
Subtotal	4,154	6,317	8,414	
Undeveloped land and development properties	1,843	1,843		
Total	5,997	8,160		

Commercial Development has 14 projects underway, 9 of them in the Nordic countries. Ongoing projects represent leasable space of about 192,000 sq. m (2,067,000 sq. ft.) and were 38 percent pre-leased, measured in rent. In addition to these projects, during the report period one project with leasable space of 7,500 sq. m (80,700 sq. ft.) was sold before completion, with a pre-leasing level of 100 percent at the time of sale. At the end of the period, the carrying amount for ongoing projects was SEK 1.2 billion (December 31, 2006: 0.8). Their carrying amount upon completion is expected to total SEK 3.4 billion, with an estimated market value of SEK 4.3 billion. The degree of completion in ongoing projects was about 37 percent.

The carrying amount of Skanska's portfolio of completed projects amounted to SEK 3.0 billion (December 31, 2006: 2.9), with an estimated value, based on an appraisal dated December 2006, of about SEK 4.1 billion (December 31, 2006: 4.1). The occupancy rate, measured in rent, amounted to 75 percent.

The carrying amount of Skanska's undeveloped land and development properties totaled about SEK 1.8 billion (December 31, 2006: 1.8).

Accumulated eliminations of internal project gains amounted to SEK 126 M (December 31, 2006: 117) at the end of the period. These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Mar 31 2007	Dec 31 2006
Present value of cash flow from projects	6.7	6.3
Carrying amount	-2.5	-2.4
Present value of remaining investments	-0.6	-0.6
Unrealized development gain Skanska ID	**3.6**	**3.3**
Group eliminations	0.4	0.4
Unrealized development gain, Group	**4.0**	**3.7**

At the end of the period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.5 billion (December 31, 2006: 2.4). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 0.9 billion (December 31, 2006: 0.9), with a present value of about SEK 0.6 billion (December 31, 2006: 0.6). Skanska performs an annual appraisal of the project portfolio. The appraisal carried out at year-end 2006 encompassed an update of the financial models and a review of the yield requirements applied. The assessment of market values was made in cooperation with external appraisal expertise, The Autopista Central highway in Chile, which is the largest project in terms of value, was examined in greater detail. Based on the annual appraisal, Skanska makes quarterly adjustments for new projects, divestments, currency translation effects and time value. The weighted average discount rate used in the appraisal at year-end amounted to 11.7 percent.

END